                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 2001

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

               For the transition period from     to

                         Commission file number: 1-8865

A.   Full title of the plan and the address of the plan, if different  from that of the issuer named below:

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

B.   Name of issuer of the securities  held pursuant to the plan and the address of its principal executive office:

                          SIERRA HEALTH SERVICES, INC.
                              2724 NORTH TENAYA WAY
                             LAS VEGAS, NEVADA 89128

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
(a)  Independent Auditors' Report..............................................................         1

     Financial Statements:

       Statements of Net Assets Available for Benefits at

       December 30, 2001 and 2000..............................................................         2

       Statements of Changes in Net Assets Available for Benefits

         for the Years Ended December 30, 2001 and 2000........................................         3

       Notes to Financial Statements...........................................................         4

     Supplemental Schedule: *

       Schedule of Assets (Held at End of Year)................................................         9

    *As required by IRS Form 5500.  Schedules,  other than those listed  above, are omitted  because of the absence of the conditions  under which they are required.

(b)  Exhibit 23

     Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Sierra Health Automatic Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Sierra Health Automatic  Retirement Plan (the "Plan") as of December 30, 2001
and 2000,  and the related  statements  of changes in net assets  available  for
benefits  for  the  years  then  ended.  These  financial   statements  are  the
responsibility  of the Plan's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the  United  States of  America.  Those  standards  require  that we plan and perform the audit to obtain  reasonable  assurance  about  whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our  opinion,  such  financial  statements  present  fairly,  in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000,  and the changes in net assets  available  for  benefits for the years then ended, in conformity with accounting  principles  generally accepted in the
United States of America.

Our audits  were  conducted  for the  purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental  schedule of Assets Held for  Investment at December 30, 2001, is presented for the purpose of additional analysis and is not a required part of the basic  financial  statements,  but is supplementary  information  required  by the  Department  of  Labor's  Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. The  supplemental  schedule is the  responsibility  of the
Plan's  management.  Such  supplemental  schedules  have been  subjected  to the auditing procedures applied in our audit of the basic financial  statements and, in our opinion,  are fairly stated in all material  respects when  considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
June 24, 2002

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

               Statements of Net Assets Available for Benefits at
                           December 30, 2001 and 2000

                                                                                  2001                      2000
ASSETS

CASH AND CASH EQUIVALENTS.........................................           $     5,360                $     3,955
                                                                              ----------                 ----------

INVESTMENTS AT FAIR VALUE
Common Trust Funds................................................            68,307,022                 69,024,855
Participant Loans.................................................             1,294,728                    569,144
Limited Partnerships..............................................               283,100                    283,100
                                                                              ----------                 ----------
     Total Investments............................................            69,884,850                 69,877,099
                                                                              ----------                 ----------

RECEIVABLES:
Employer Contributions............................................               413,911                    447,397
Employee Contributions............................................               211,830                    147,086
Other Receivables.................................................                55,000                    103,588
                                                                              ----------                 ----------
Total Receivables.................................................               680,741                    698,071
                                                                              ----------                 ----------

NET ASSETS AVAILABLE FOR BENEFITS.................................           $70,570,951                $70,579,125
                                                                              ==========                 ==========

                 See Accompanying Notes to Financial Statements

                    SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 30, 2001 and 2000

                                                                             2001                           2000
ADDITIONS:
  Interest and Dividends......................................          $    653,604                   $    989,808
                                                                         -----------                    -----------

Contributions:
    Employer..................................................             4,621,583                      5,527,832
    Participants..............................................             7,071,053                      8,115,154
    Rollovers.................................................               263,721                        356,049
                                                                         -----------                    -----------
         Total Contributions..................................            11,956,357                     13,999,035
                                                                         -----------                    -----------

TOTAL ADDITIONS...............................................            12,609,961                     14,988,843
                                                                         -----------                    -----------

DEDUCTIONS:
  Net Decrease in Fair Value..................................            (3,194,368)                    (3,117,550)
  Benefits Paid to Participants...............................            (9,424,655)                   (11,261,742)
                                                                         -----------                    -----------
         Total................................................           (12,619,023)                   (14,379,292)

OTHER (DEDUCTIONS) ADDITIONS:
  Plan Expenses...............................................                (6,311)                        (2,712)
  Miscellaneous...............................................                 7,199                         46,273
                                                                         -----------                    -----------
         Total Other..........................................                   888                         43,561
                                                                         -----------                    -----------

         Total Deductions.....................................           (12,618,135)                   (14,335,731)
                                                                         -----------                    -----------

NET (DECREASE) INCREASE.......................................                (8,174)                       653,112

NET ASSETS AVAILABLE FOR BENEFITS:

         BEGINNING OF YEAR....................................            70,579,125                     69,926,013
                                                                         -----------                    -----------

         END OF YEAR..........................................          $ 70,570,951                   $ 70,579,125
                                                                         ===========                    ===========

                 See Accompanying Notes to Financial Statements

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                          Notes to Financial Statements

NOTE 1. PLAN DESCRIPTION

General  Description - The Sierra Health Automatic  Retirement Plan (the "Plan")
is a qualified,  defined  contribution  profit  sharing/401(k)  plan  sponsored, managed and  administered  by Sierra  Health  Services,  Inc.  (the  "Company").
Prudential  Financial  serves as trustee of the Plan. The Plan is subject to the provisions of the Employee  Retirement Income Security Act of 1974 ("ERISA").  A
brief description of certain Plan provisions, as amended, follows.  Participants should  refer to the Plan  agreement  for a complete  description  of the Plan's provisions.

Contributions  -  Participants   may  contribute  up  to  15%  of  their  annual
compensation.   The  Company  makes   matching   contributions   of  100%  of  a
participant's  contribution  up to a maximum of 3% of the  participant's  annual compensation.  Participant  contributions  above  3% but  not  exceeding  9% are matched  50%  by  the  Company.  The  maximum  Company  contribution  is 6% of a participant's  annual compensation.  Participant and employer  contributions are subject  to  Internal  Revenue  Service  ("IRS")  limits.  Company  matches  are invested, based on participant selections, into the common trust funds.

Vesting - Participants are immediately  vested in their voluntary  contributions and earnings  thereon.  Participants are also immediately  vested in the Company contribution  made  on  their  behalf  up  to  4% of  the  participant's  annual compensation.  The  remaining  Company  contribution  vests  based  on  years of service--one-third per year of service--and is fully vested after three years of service with the Company. If a participant becomes permanently  disabled,  their account is 100% vested without regard to years of service.

Eligibility  -  All  employees  of  the  Company  not  covered  by a  collective bargaining  agreement become  participants in the Plan after they have completed one year of service and are age twenty-one or older.  The Plan defines a year of service as one in which the employee works at least 1,000 hours.

Participant  Accounts  -  Each  participant's   account  is  credited  with  the
participant's contribution,  the Company's matching contribution and allocations of Plan earnings.

Payment of Benefits - Upon termination of employment,  participants may elect to receive a  lump-sum  payment of their  vested  account  balance,  one of several annuity  payment  options or may  transfer  their  vested  account  balance to a tax-deferred account.

Termination  of Plan - Although the Company has not  indicated  any intention to terminate the Plan, or  contributions  thereto,  it may do so at any time.  Upon termination or partial termination,  each participant's account will become 100%
vested.

Income Taxes - In November  1995,  the Plan  received  its latest  determination letter from the IRS stating that the Plan, as then  designed,  was in compliance with the applicable  requirements of the Internal  Revenue Code ("IRC") and thus exempt  from income  taxes.  The Plan  administrator  and the Plan's tax counsel believe that the Plan is currently  designed  and being  operated in  compliance with the applicable  requirements  of the IRC. No provision for income taxes has been included in the financial statements.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Plan's  sponsor,  as provided in the Plan  Document.  Total Plan expenses  for 2001 and 2000 were  $48,811  and $28,962, respectively,  of which,
$42,500 and $26,250, were paid by the Plan's sponsor, respectively.

Forfeitures - Forfeited accrued benefits may be used to pay expenses incurred in the basic  administration  of the Plan or to reduce employer  contributions.  In
2001, the Company used  forfeitures in the amount of $90,590 to reduce  employer contributions.  In 2000, the Company did not use  forfeitures to reduce employer contributions or pay plan expenses.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's  financial  statements  are prepared  using the accrual method of accounting and conform to the American  Institute of Certified
Public  Accountants'  accounting and auditing guide,  Audits of Employee Benefit
Plans.  Accordingly,  income is recorded in the period  earned,  expenses in the period incurred and the purchase and sale of investments as of the trade date.

Use of Estimates - The  preparation of financial  statements in conformity  with accounting  principles  generally  accepted  in the  United  States  of  America requires  management to make estimates and assumptions  that affect the reported amounts of net assets available for benefits and changes therein. Actual results could  differ  from  those  estimates.  The  Plan  utilizes  various  investment instruments.  Investment  securities,  in general, are exposed to various risks, such as interest rate, credit,  and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment  securities will occur in the near term and that such  changes  could  materially  affect the  amounts  reported  in the statements of net assets available for plan benefits.

Investments - Investments are stated at approximate  fair market value. The fair market value of equity and fixed income  securities  is  determined  principally from quoted market prices.  The fair market value of common trust funds is based on the Plan's allocable interest in the fair market value of securities in those funds. The fair market value of the investment in limited  partnerships is based on  third-party  appraisals.  Unrealized  gains and losses are  recorded  in the period in which they occur.  All assets are held by  trustees  of the Plan.  The
Company match is made in cash and is invested based upon employee selections.

NOTE 3. INVESTMENTS

Net decrease in the fair value of the Plan's  investments  by type of investment follows:

                                                                         2001                          2000

Mutual Funds................................................         $(5,246,811)                 $(2,574,497)
Common Stock................................................           1,997,443                     (541,306)
Limited Partnerships........................................              55,000*                      (1,747)*
                                                                      ----------                   ----------
Net Decrease................................................         $(3,194,368)                 $(3,117,550)
                                                                      ==========                   ==========

* Non-participant directed.

Investments  equal to 5% or more of the Plan's  total net assets  available  for benefits at December 30, 2001 and 2000 were:

                                                                         2001                         2000

Van Kampen Equity Income Fund...............................         $17,883,779                  $        **
Prudential Jennison Growth Fund.............................          12,257,591                   15,470,610
Prudential Stable Value Fund................................           9,286,288                    8,761,992
Dreyfus Midcap Value Fund...................................           7,471,941                           **
Davis NY Venture Fund.......................................           5,378,999                    5,409,593
PIMCO Total Return Fund.....................................           3,571,467                    1,719,359
Dreyfus Premier Balanced Fund...............................                  **                   22,265,573
Prudential Value Fund.......................................                  **                    6,671,714

** Balance does not represent 5% or more of net assets  available for benefit at the respective date.

NOTE 4. PAYMENT OF BENEFITS

At  December  30,  2001 and 2000,  Plan  assets of  $4,122,288  and  $2,760,915,
respectively,   represented   accounts  of  persons  who  had   withdrawn   from
participation in the Plan but who had not yet requested benefit  distribution as of those dates.

NOTE 5. PARTICIPANT LOANS RECEIVABLE

Participants  may borrow from their fund  accounts up to a maximum of $50,000 or
50% of their  vested  account  balance,  whichever  is less.  Participant  loans receivable are  collateralized by vested account balances and are repaid through payroll  deductions over a term not exceeding 5 years.  The term may be extended if the proceeds are used for the purchase of a primary residence. The loans bear interest at 1% over the prime  commercial  rate on the first day of the month in which the loan is issued.

Participants  who fail to repay loans in accordance with Plan  requirements  are deemed to have  received  distributions  from their  accounts  although the loan remains an asset of the Plan. See also Note 7.

NOTE 6. PARTICIPANT DIRECTED INVESTMENTS

Participants  may direct  their  contributions,  and  earnings  thereon,  to and between a variety of investment  funds with the  exception of employer  directed investments in limited partnerships.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a  reconciliation  of net assets available for benefits per the financial statements at December 30, 2000 to the Form 5500:

                                                                             2000
Net Assets Available for Benefits
     Per the Financial Statements...............................         $70,579,125
Amounts Allocated to Loans Deemed
     Distributions..............................................             (84,236)
                                                                          ----------
Net Assets Per Form 5500........................................         $70,494,889
                                                                          ==========

The following is a  reconciliation  of the net increase in net assets  available for benefits per the financial  statements  for the year ended December 30, 2000 to the Form 5500:

                                                                                2000
Net (Decrease) Increase in Net Assets Available for Benefits
     Per the Financial Statements....................................         $653,112
Amounts Allocated to Loans Deemed Distributions......................          (84,236)
                                                                               -------
Net Increase in Net Assets Available
     for Benefits Per the Form 5500..................................         $568,876
                                                                               =======

There were no differences between the financial statements and the Form 5500 for the year ended December 30, 2001.

Amounts  allocated to loans deemed  distributions  are recorded on the Form 5500 for loans in default at December 30, 2001 and 2000, respectively,  in accordance with IRS rules,  which is a reporting method  different than accounting  methods prescribed in the accounting and auditing guide for Audits of Employee  Benefits
Plans and not according to the plan document.

NOTE 8. EMPLOYER DIRECTED INVESTMENTS

Information  about the net assets and the significant  components of the changes in net assets relating to the employer directed  investments is as follows as of
December 30, 2001 and 2000:

                                                                              2001                    2000
Net Assets:
  Limited Partnerships..........................................           $ 283,100                $283,100
  Other Receivables.............................................              55,000                 103,588
                                                                            --------                 -------
Total Net Assets................................................           $ 338,100                $386,688
                                                                            ========                 =======
Changes in Net Assets:
  Net Increase..................................................           $  55,000                $ 28,253
  Transfers to Participant Directed Investments.................            (103,588)                (31,887)
                                                                            --------                 -------
  Net Decrease..................................................             (48,588)                 (3,634)
Net Assets:
  Employer Directed, Beginning of Year..........................             386,688                 390,322
                                                                            --------                 -------
  Employer Directed, End of Year................................           $ 338,100                $386,688
                                                                            ========                 =======

NOTE 9. SUBSEQUENT EVENT

The Plan  Sponsor was granted an exemption by the United  States  Department  of
Labor,  Pension  and  Welfare  Benefits  Administration,   from  the  prohibited
transaction  rules of ERISA  and,  was  allowed  to  purchase  from the Plan the limited  partnership units held in the Employer Directed  Investment  Program at their fair market value. This purchase was completed in March of 2002.

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN

                    Schedule of Assets (Held at End of Year)
                                December 30, 2001

                            IDENTITY OF ISSUE                                 CURRENT VALUE                  UNITS                COST
         INVESTMENT FUNDS
         Davis NY Venture Fund......................................          $  5,378,999                  209,787                **
         Dreyfus Midcap Value Fund...................................            7,471,941                  283,174                **
         Dreyfus Premier Balanced Fund ..............................                8,968                      690                **
         EuroPacific Growth Fund.....................................            2,207,846                   82,200                **
         Franklin Balance Sheet Investment Fund......................              910,760                   22,734                **
         John Hancock Small Cap Growth Fund..........................            1,517,955                  151,493                **
         PIMCO Total Return Fund.....................................            3,571,467                  343,199                **
         *Prudential Jennison Growth Fund ...........................           12,257,591                  812,463                **
         *Prudential Short-Term Corporate Bond Fund..................            2,201,566                  194,135                **
         *Prudential Stable Value Fund...............................            9,286,288                  298,470                **
         *Prudential Stock Index Fund................................            2,412,405                   93,330                **
         *Prudential Value Fund......................................                  747                       47                **
         Van Kampen Equity Income....................................           17,883,779                2,393,879                **
         *Sierra Health Services, Inc., Stock........................            3,196,710                  394,653                **
                                                                                ----------
                                                                               $68,307,022
                                                                                ==========

         PARTICIPANT LOANS
                                                                                ----------
         Participant Loans...........................................          $ 1,294,728                                         **
                                                                                ==========

         LIMITED PARTNERSHIPS
         Great North, Ltd............................................               89,600                                     41,670
         Nevada Rainbow, Ltd.........................................              128,000                                     43,891
         Centennial Parkway, Ltd.....................................               65,500                                     13,469
                                                                                ----------
                                                                               $   283,100
                                                                                ==========
         CASH AND CASH EQUIVALENTS
                                                                                ----------
         AP Fund.....................................................          $     5,360                                         **
                                                                                ==========

          * Party-in-interest

         ** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

The Plan.  Pursuant to the requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who  administer  the employee  benefit plan) have duly  caused this  annual  report to be signed on its behalf by the  undersigned hereunto duly authorized.

                     SIERRA HEALTH AUTOMATIC RETIREMENT PLAN
                                 (Name of Plan)

Date:  June 28, 2002                /s/ PAUL H. PALMER
                                    Paul H. Palmer
                                    Senior Vice President of Finance,
                                    Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)